                                                                    Exhibit 16.1

                       [LETTERHEAD OF ARTHUR ANDERSEN LLP]

June 17, 2002


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the first four paragraphs of Item 4 included in the Form 8-K dated June 14, 2002 of SEI Investments Company to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP

Arthur Andersen LLP

cc:   Ms. Kathy C. Heilig